STOCKHOLDER REPRESENTATION LETTER

WHEREAS, reference is made to that certain Agreement and Plan of Reorganization (the “Agreement”) to be entered into by and among Forbes Medi-Tech, Inc., a Canadian corporation (“Parent”), Forbes Medi-Tech (Research) Inc., a Delaware corporation (“Merger Sub”), Therapei Pharmaceuticals, Inc., a Delaware corporation (“Therapei”), and John J. Nestor, Jr., as an individual stockholder of Therapei and as Stockholder Representative (the “Stockholder Representative”);

WHEREAS, pursuant to the Agreement, Merger Sub will be merged with and into Therapei with Therapei surviving as the wholly-owned subsidiary of Parent (the “Merger”); and

WHEREAS, [_________________________], a [______________] [corporation / limited partnership / limited liability company] (the “Stockholder”) is a stockholder of Therapei, and in anticipation of the Merger, Stockholder desires to, among other things, (i) grant its consent to the Merger, (ii) agree to be bound by the terms and conditions of the Agreement, (iii) appoint John J. Nestor, Jr. to act as the Stockholder Representative and (iv) certify its status as an accredited investor and permit appropriate legending of its stock certificates related thereto.

NOW, THEREFORE, Stockholder, in its capacity as a stockholder of Therapei, hereby:

1.

Consents to the Merger on the terms and conditions set forth in the Agreement and all transactions contemplated therein, including the preparation and execution of all agreements, documents and instruments contemplated thereby;

2.

Agrees to be bound by all terms and conditions set forth in the Agreement pertaining to the stockholders of Therapei including, without limitation, those obligations set forth in Article V of the Agreement relating to indemnification;

3.

Appoints John J. Nestor, Jr. as its agent and attorney in fact to act as the Stockholders Representative under Article V of the Agreement to act, do and perform all duties and obligations thereunder;

4.

Certifies, with respect to the laws applicable to the issuance of securities in the United States of America, that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Act”), and that (i) any shares of capital stock of Parent acquired by Stockholder in the Merger or in future as part of the “Merger Consideration” (as defined in the Agreement) (the “Securities”)  is being acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof and (ii) Stockholder has had an opportunity to ask questions of and receive answers from the Parent regarding the Parent, its business and prospects and the terms and conditions of the Merger and issuance of such Securities;

5.

Acknowledges that any Securities will be subject to United States federal securities laws and applicable regulations, and that the Securities may not be resold in the United States of America without registration under the Act or, in certain limited circumstances, an exemption from such registration;

6.

Certifies, represents, warrants and covenants to and with the Parent, with respect to the laws applicable to the issuance of securities in Canada, that:

(a)

Stockholder is resident in the jurisdiction shown on the signature page hereto and is not resident in British Columbia;

(b)

no representations or warranties, written or oral, concerning the Parent or any Securities have been provided to Stockholder by the Parent or by any other person on behalf of the Parent, other than any which may be contained in the Agreement; without limiting the generality of the foregoing, no person has made to Stockholder any written or oral representations:

(i)

that any person will resell or repurchase any of the Securities;

(ii)

that any person will refund any consideration received by Parent for the issuance of any of the Securities;

(iii)

as to the future price or value of any of the Securities issued; or except as otherwise contemplated in the Agreement, that any Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post any Securities for trading on a stock exchange;

(c)

neither Stockholder, nor any of its affiliates or associates, nor any insider of any of them, is an insider of the Parent, and the receipt by Stockholder of the Securities will not result in it or any such affiliates, associates, or insiders, becoming an insider of the Parent, or will constitute a take-over bid in respect of the Parent’s common shares or will result in Stockholder being required to file any acquisition reports under the take-over bid provisions of the Securities Act (British Columbia) or any rules or regulations thereunder (collectively, the “British Columbia Act”) (the terms “affiliates”, “associates”, “insider”, and “take-over bid”, having the respective meanings  set forth in the British Columbia Act);

(d)

no securities commission or similar regulatory authority within Canada has reviewed or passed on the merits of any of the Securities;

(e)

there is no government or other insurance covering the Securities;

(e)

the financial statements of the Parent have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(f)

no information furnished by the Parent constitutes investment, accounting, legal or tax advice and Stockholder is relying solely upon its own professional advisors, if any, for such advice;

(g)

without limiting the generality of the foregoing clause (f), Stockholder understands and agrees that there may be material tax consequences to it of acquiring, holding or disposing of the Securities under the tax laws of Canada and that the Parent gives no opinion and makes no representation with respect to any such tax consequences to it;

(h)

there are risks associated with the acquisition of the Securities;

(i)

there are restrictions on the ability to resell the Securities and Stockholder has the responsibility to find out what those restrictions are and to comply with them before selling or transferring the Securities;

(j)

the Company has advised the Stockholder that in connection with the Merger and issuance to such Stockholder of the Securities, Parent is relying on a valid exemption from the requirements of the British Columbia Act to provide stockholder with a prospectus and to issue securities through a person registered to sell securities under the British Columbia Act and, as a consequence of acquiring the Securities pursuant to such exemption, certain protections, rights and remedies provided by the British Columbia Act, including statutory rights of rescission or damages, will not be available to Stockholder.

7.

Authorizes the Parent and its agents to place on any certificates representing the Securities or any other capital stock of Parent the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OF AMERICA UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES OR (B) THE COMPANY RECEIVES AN OPINION OF COUNSEL, OR OTHER ASSURANCES, SATISFACTORY IN FORM AND CONTENT TO THE COMPANY OR ITS COUNSEL, INDICATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE].”

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

IN WITNESS WHEREOF, the undersigned has executed this Stockholder Consent and Undertaking effective as of the date first written below.

Date:  October ___, 2006

STOCKHOLDER

By:

____________________________

Name:

____________________________

Title:

____________________________

Residency (or if an entity, place of formation

and address of principle office):

________________________________________

________________________________________

________________________________________